                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                           -------------------------

                                    FORM T-3/A

                               (Amendment No. 3)

                   APPLICATION FOR QUALIFICATION OF INDENTURE
                     UNDER THE TRUST INDENTURE ACT OF 1939

                           NEW MILLENNIUM HOMES, LLC
                ------------------------------------------------
                              (Name of applicant)

                     2823 McGaw, Irvine, California  92614
                ------------------------------------------------
                    (Address of principal executive offices)

          SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED:

             TITLE OF CLASS                              AMOUNT
             --------------                              ------

            Zero Coupon Notes                   Up to an aggregate principal
          due December 31, 2004                   amount of $116,843,000


Approximate date of proposed public offering: As soon as practicable after this application for qualification becomes effective.

                     Name and address of agent for service:
                     -------------------------------------

                                Greg R. Petersen
                         c/o New Millennium Homes, LLC
                                   2823 McGaw
                           Irvine, California  92614

                                With a copy to:
                                --------------


                                Karen E. Bertero
                          Gibson, Dunn & Crutcher LLP
                             333 South Grand Avenue
                      Los Angeles, California  90071-3197

     The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

                                    GENERAL

1.   General Information.
     -------------------

     (a) The Applicant, New Millennium Homes, LLC ("New Millennium"), is a
                                                    --------------
limited liability company.

     (b) The Applicant was organized under the laws of the State of Delaware.

2.   Securities Act Exemption Applicable.
     -----------------------------------


     The Applicant intends to offer, upon the terms and subject to the conditions set forth in an Exchange Offer and Consent Solicitation (the "Exchange Offer") and an accompanying letter of transmittal and consent form
 --------------
(the "Letter of Transmittal and Consent Form") filed as exhibits hereto, to
      --------------------------------------
exchange (the "Exchange") up to $116,843,000 principal amount of its Zero Coupon
                  --------
Notes due December 31, 2004 (the "New Notes") to be issued after qualification pursuant to the indenture to be qualified under this Form T-3 (the "New
                                                                    ---
Indenture") and shares of Participating Preferred Stock of New Millennium (the
---------
"Participating Preferred") for all its outstanding 14% Senior Notes due
 -----------------------
September 3, 2004 (the "Senior Notes") properly tendered for exchange and not
                        ------------
withdrawn.

      The Applicant also intends to solicit, pursuant to the Exchange Offer,
(a) waivers from the holders of Senior Notes to waive any and all rights to receive accrued and future liquidated damages (the "Liquidated Damages")
                                                    ------------------
pursuant to the Registration Rights Agreement dated as of September 3, 1997 (the "Registration Rights Agreement") between New Millennium and certain purchasers
 -----------------------------
of the Senior Notes;

(b) the consent of the holders of Senior Notes to certain amendments to the indenture pursuant to which the Senior Notes were issued (the "Senior Notes Indenture") and the related pledge agreement (the "Senior Notes Pledge Agreement") dated as of September 3, 1997 by and between the Applicant, as Pledgor, and First Trust National Association (the predecessor to U.S. Bank Trust National Association), as Secured Party; and

(c) the Senior Noteholders' consent to and support of a plan of reorganization under Chapter 11 of the United States Bankruptcy Code in which the Senior Notes would be exchanged for New Notes and Participating Preferred on substantially the same terms as described in the Exchange Offer, if the Exchange is not consummated and the Applicant determines to pursue such course.

     The Exchange Offer is being made by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended, afforded by Section 3(a)(9) thereof. There have not been and there are not to be any sales of New Notes or shares of Participating Preferred by the Applicant or by or through an underwriter at or about the same time as the Exchange Offer. No cash payment has been made or will be made by any holder of the New Notes or Participating Preferred. New Millennium has engaged U.S. Bank Corporate Trust to act as exchange agent (the "Exchange Agent") in connection
                                               --------------
with the Exchange Offer. The Exchange Agent will not solicit any Exchange of Senior Notes of any holder of the Senior Notes nor make any recommendation to any holder of Senior Notes with respect to the Exchange Offer, and no portion of the fee to be paid to the Exchange Agent are contingent on the consummation of the Exchange. The Exchange Agent will assist the Applicant by contacting holders of Senior Notes to inquire whether they have received the Exchange Offer and related material or have any questions concerning such documents (with answers limited to the information contained in the Exchange Offer) and reviewing documentation submitted by tendering noteholders in the Exchange to determine compliance with the requirements of the Exchange Offer. The Exchange Agent will be paid a fee of $5,000 and will be reimbursed for out-of-pocket expenses. Other than such fees, there has been and will be no consideration that has been or is to be given, directly or indirectly, to any person in connection with the Exchange Offer. The Applicant will not pay any commission or other remuneration to any broker, dealer, salesperson or other person for soliciting the tender of Senior Notes pursuant to the Exchange Offer.

                                  AFFILIATIONS

3.  Affiliates.
    ----------

     The following table sets forth information regarding the beneficial ownership of the outstanding voting stock of New Millennium by:

 .    each person known to us to be the beneficial owner of more than 5% of the outstanding Common Shares of New Millennium; and

 .    each director and executive officer of New Millennium.


 Name and Complete Mailing                                Percent of
   Address of Affiliate                 Common Shares    Common Shares
 -------------------------              -------------    -------------
B III Capital Partners, L.P.
c/o DDJ Capital Management, LLC
141 Linden Street
Wellesley, MA  02482                      4,579,275          22.69%



DayStar Partners, L.P.
4111 Theodore Fremd Ave.
Rye, NY  10580                            5,235,511          25.94%

Greg R. Petersen, Director
and Executive Officer
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                     453,969            2.25%


Lou Malone, Executive Officer
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                     151,322              *


David Wheatley, Executive Officer
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                      50,441              *


James M. Schliep, Executive Officer
c/o New Millennium Homes, LLC

2823 McGaw, Irvine, California
92614                                      50,441              *


Jim Birmingham, Executive
Officer
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                          -0-              --

Judy K. Mencher, Director
c/o DDJ Capital Management,
LLC
141 Linden Street
Wellesley, MA  02482                    4,584,275/1/         22.71%


Michael Murr, Director
c/o DayStar Partners, L.P.
4111 Theodore Fremd Ave.
Rye, NY  10580                          5,235,511/2/         25.94%

Dale V. Kesler, Director
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                       5,000              *


Charles Yamarone, Director
c/o New Millennium Homes, LLC
2823 McGaw, Irvine, California
92614                                       5,000              *

-------------------------

           *              Less than 1%


--------------------------------------------
/1/ Ms. Mencher may be deemed to be the beneficial owner of the 4,579,275 Common Shares owned by B III Capital Partners by virtue of her position as a member of DDJ Capital Management, LLC, Manager of DDJ Capital III, LLC and General Partner of B III Capital Partners, L.P. Ms. Mencher disclaims beneficial ownership of those shares.

/2/ Mr. Murr may be deemed to be the beneficial owner of the 5,235,511 Common Shares owned by DayStar Partners, L.P. by virtue of his position as a Managing Director of DayStar Partners, L.P. Mr. Murr disclaims beneficial ownership of those shares.

     Corporate Affiliates
     --------------------

     Set forth below are all direct and indirect subsidiaries of New Millennium, showing the relationship of each to the Applicant and to each other. The capital stock of each subsidiary is wholly owned by New Millennium.

     Subsidiaries of New Millennium
     ------------------------------

          . NM Homes One, Inc., a Delaware corporation, wholly-owned Subsidiary of New Millennium and sibling of NM Homes Two, Inc.

          . NM Homes Two, Inc., a Delaware corporation, wholly-owned subsidiary of New Millennium and sibling of NM Homes One, Inc.

                              MANAGEMENT AND CONTROL

4.   Directors and Executive Officers.
     --------------------------------

     Set forth below are the names, complete mailing addresses of and all offices held by all directors and executive officers of the Applicant and all persons chosen to become directors or executive officers.


Name                                   Address                                Office
-----                                  -------                                ------

Chuck Yamarone          c/o New Millennium Homes, LLC
                        2823 McGaw, Irvine, California  92614          Director since September 1997

Michael Murr            c/o DayStar Partners, L.P.
                        4111 Theodore
                        Fremd Ave.
                        Rye, NY  10580                                 Director since February 2000

Dale Kesler             c/o New Millennium Homes, LLC
                        2823 McGaw, Irvine, California  92614          Director since September 1997

Judy K. Mencher         c/o DDJ Capital Management, LLC
                        141 Linden Street
                        Wellesley, MA  02482                           Director since September 1997

Greg R. Petersen        c/o New Millennium Homes, LLC                  Director since April 2000,
                        2823 McGaw, Irvine, California  92614          President & Chief Executive
                                                                       Officer

James M. Schliep        c/o New Millennium Homes, LLC
                        2823 McGaw, Irvine, California  92614          Vice President, Chief Financial
                                                                       Officer and Treasurer, Secretary
Jim Birmingham          c/o New Millennium Homes, LLC

                        2823 McGaw, Irvine, California  92614          Vice President of Operations

David Wheatley          c/o New Millennium Homes, LLC
                        2823 McGaw, Irvine, California  92614          Vice President-Planning and Design

Louis J. Malone         c/o New Millennium Homes, LLC
                        2823 McGaw, Irvine, California  92614          Executive Vice President

5.  Principal Owners of Voting Securities.
    -------------------------------------

     The following table sets forth information regarding each beneficial owner of 10 percent or more of New Millennium's voting securities as of May 31, 2000.



                                       Title of
  Name and Complete                    --------                                      Percentage of Voting
   Mailing Address                  Class Owned(1)             Amount Owned            Securities Owned
   ---------------                  --------------             ------------          --------------------
B III Capital Partners
c/o DDJ Capital Management, LLC
141 Linden Street
Wellesley, MA  02482                  Common Shares               4,579,275                  22.69%


Judy K. Mencher
c/o DDJ Capital Management, LLC
141 Linden Street
Wellesley, MA  02482                  Common Shares               4,584,275/1/               22.71%


DayStar Partners, L.P.
4111 Theodore Fremd Ave.
Rye, NY  10580                        Common Shares               5,235,511                  25.94%

------------------------

/1/ Ms. Mencher may be deemed to be the beneficial owner of the 4,579,275 common shares owned by B III Capital Partners by virtue of her position as a member of DDJ Capital Management, LLC, Manager of DDJ Capital III, LLC and General Partner of B III Capital Partners, L.P. Ms. Mencher disclaims beneficial ownership of those shares.

Michael Murr/2/
c/o DayStar Partners, L.P.
4111 Theodore Fremd Ave.
Rye, NY  10580                        Common Shares               5,235,511          25.94%

     The Applicant is not aware of any other person owning 10 percent or more of New Millennium's voting securities.

                                  UNDERWRITERS

6.  Underwriters.
    ------------

     (a) Within three years prior to the date of the filing of this Application, no person acted as an underwriter of any securities of the Applicant which were outstanding on the date of this Application.

     (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the New Indenture.

                               CAPITAL SECURITIES

7.   Capitalization.
     --------------

     (a) Set forth below is certain information with respect to each authorized class of securities of the Applicant as of May 31, 2000:

                        Capital Stock as of May 31, 2000

        Title of Class                  Amount Authorized                Amount Outstanding
        --------------                  -----------------                ------------------
         Common Shares              30,000,000 Common Shares                 20,182,951

                      Debt Securities as of May 31, 2000

     Designation of Debt               Amount Authorized                Amount Outstanding
     -------------------               -----------------                ------------------
     14% Senior Notes due            $126,000,000 aggregate            $126,000,000 aggregate
      September 3, 2004                 principal amount                  principal amount

-----------------

/2/ Mr. Murr may be deemed to be the beneficial owner of the 5,235,511 Common Shares owned by DayStar Partners, L.P. by virtue of his position as a Managing Director of DayStar Partners, L.P. Mr. Murr disclaims beneficial ownership of those shares.

     (b) Each Common Share is entitled to one vote on all matters submitted to a vote of shareholders. The 14% Senior Notes due 2004 do not have voting rights other than with respect to amendments to certain provisions of the Indenture effecting the rights of holders of such notes.

                              INDENTURE SECURITIES

8.   Analysis of Indenture Provisions.
     --------------------------------

     The New Notes will be subject to the New Indenture among the Applicant, NM Homes One, Inc. and NM Homes Two, Inc. as guarantors (each a "Guarantor" and
                                                              ---------
collectively, the "Guarantors"), and U.S. Bank Trust National Association, as
                   ----------
trustee (the "Trustee").  The following is a general description of certain
              -------
provisions of the New Indenture to be filed as an exhibit hereto, and the description is qualified in its entirety by reference thereto. Capitalized terms used below and not defined herein have the same meanings as in the New Indenture.

     (a) Events of Default; Withholding of Notice.  The term "Event of Default"
         ----------------------------------------
when used in the New Indenture means any one of the following: (i) default in the payment of interest on any New Notes when it becomes due and payable and continuance of such default for a period of 30 days; (ii) default in the payment of all or any portion of the principal of, or premium, if any, on, any New Notes when it becomes due and payable at maturity, upon acceleration, redemption or otherwise; (iii) the Applicant or any Subsidiary defaults in the performance of or breaches any other covenant or agreement in the New Indenture, under the New Notes or under any pledge agreement or guarantee executed and delivered by the Applicant or any Subsidiary in connection with the issuance of the New Notes (collectively, the "Applicable Documents"), and such default continues for 30
                    --------------------
consecutive days after notice of default from the Trustee or notice of default to the Applicant and the Trustee by the holders of more than 25% of the aggregate outstanding principal amount of New Notes; (iv) an event of default occurs with respect to any issue or issues of Indebtedness of the Applicant and/or one or more of its Subsidiaries having an outstanding principal amount of $15 million or more in the aggregate for all such issues of all such entities and the holders thereof declare such Indebtedness due and payable prior to its stated maturity and such Indebtedness is not thereafter paid in full, or the acceleration thereof is not rescinded or annulled, within 30 days after such acceleration; (v) any final judgment or order (not covered by insurance) for the payment of money in excess of $15 million is rendered against the Applicant or any Subsidiary and is not discharged and there is any period of 60 consecutive days following entry of the final judgment or order that causes the aggregate amount for all such final judgments or orders to exceed $10 million during which a stay of enforcement of such final judgment or order is not in effect; (vi) certain events of bankruptcy, insolvency, reorganization, liquidation or winding up relating to the Applicant or the Guarantors; (vii) the Applicant and/or one or more Subsidiaries fails to make at the final (but not any interim) fixed maturity of one or more issues of Indebtedness a principal payment or payments aggregating more than $10 million and all such defaulted payments are not made, waived or extended within 30 days of the payment default which caused the aggregate amount of such defaulted payments to exceed $10 million; or (viii) any of the Applicable Documents ceases, for any reason, to be in full force and effect in any material respect, except as a result of an amendment, waiver or termination thereof as contemplated or permitted therein.

     The New Indenture provides that the Trustee, within 90 days after the occurrence of a default, will give notice thereof by mail to all holders of New Notes, unless the default has been cured or waived prior to the date that notice otherwise would have been required to be delivered to the holders of the New Notes; provided, however, that, except in the case of a default in the payment
       --------  -------
of the principal of, premium, if any, or interest on, the New Notes, the Trustee may withhold such notice if and so long as the Board of Directors of the Applicant, the executive committee or a trust committee of directors or trustees or Responsible Officers (as defined in the New Indenture) of the Trustee, or any combination of the foregoing, in good faith determine that such withholding is in the interest of the holders of the New Notes.

     In case an Event of Default occurs and is continuing, the Trustee or the Holders of not less than 25% of the outstanding principal amount of the New Notes, by notice in writing to the Applicant (and to the Trustee, if given by the holders of the New Notes), may declare the principal of and accrued interest on all the New Notes to be immediately due and payable. Such declaration will automatically be annulled and rescinded in the case of a default described in clause (iv) above if the event of default triggering the Event of Default shall be cured by the applicable entity or waived by the holders of the relevant Indebtedness within 30 days after the occurrence of such Event of Default and the applicable entity delivers a certificate of an appropriate officer to that effect, and any past defaults may be waived (and any acceleration rescinded and annulled) by the holders of a majority of the then outstanding aggregate principal amount of the New Notes, upon the conditions provided in the New Indenture.

     (b) Authentication and Delivery of New Notes; Application of Proceeds.
         -----------------------------------------------------------------
The New Notes will be executed on behalf of the Applicant by its Chairman of the Board, President or one of its Vice Presidents under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Notes may be manual or facsimile. A New Note will not be valid until there appears on such New Note a certificate of authentication duly executed by the Trustee by manual signature of an authorized officer.

     Because the New Notes are being issued in exchange for the Senior Notes, there will be no proceeds from the issuance of the New Notes.

     (c) Release or Substitution of Property. In order to secure the payment of all principal and interest and all other obligations of the Applicant under the New Indenture and the New Notes, the Applicant will pledge, pursuant to a pledge agreement (the "New Pledge Agreement") between the Applicant and the Trustee as Secured Party thereunder, all of the issued and outstanding capital stock (all of which is owned by the Applicant) of each of the Guarantors (the "Pledged
                                                                    -------
Stock"), which capital stock currently is pledged as security for the Applicant's obligations under the Senior Notes Indenture and the Senior Notes pursuant to the Senior Notes Pledge Agreement. The Pledged Stock will be released from the Security Interest created by the New Pledge Agreement if:

     (i) pursuant to the New Indenture, (A) all New Notes previously authenticated and delivered (and any securities issued under the New Indenture) have been delivered to the Trustee for cancellation and the Applicant has paid all sums payable by it under the New Indenture or (B) the New Notes mature or all of them are called for redemption within one year from the date of the New Indenture and (1) the Applicant deposits funds in irrevocable trust sufficient to pay all principal on the New Notes to the date of maturity or redemption and any other amounts due under the New Indenture, (2) no Event of Default has occurred and exists as of the date of deposit, (3) such deposit does not violate or constitute a default under the New Indenture or any other agreement to which the Applicant is bound and (4) the Applicant delivers an Officers Certificate and Opinion of Counsel that all conditions precedent to the satisfaction and discharge of the New Indenture have been complied with; and

     (ii) pursuant to the New Pledge Agreement, the "Secured Obligations" have been paid in full, which "Secured Obligations" are defined as any and all present and future obligations and liabilities of the Applicant of every type and description to the Secured Party thereunder, or any of its successors or assigns, or any Person entitled to indemnification under the New Indenture or the New Notes, arising under or in connection with the New Indenture and/or the New Notes, whether for principal, interest, letter of credit or other reimbursement obligations, cash collateral cover, fees, expenses, indemnities or other amounts (including attorneys' fees and expenses) or arising under or in connection with the New Pledge Agreement, including for reimbursement of amounts that may be advanced or expended by the Secured Party thereunder (A) to satisfy amounts required to be paid by the Applicant under the New Pledge Agreement, the New Indenture and/or the New Notes for taxes, insurance premiums or otherwise (together with interest, to the extent provided) or (B) to maintain or preserve any collateral or to create, perfect, continue or protect any collateral or security interest therein, or its priority.

     (d) Satisfaction and Discharge of the New Indenture.  The New Indenture
         -----------------------------------------------
will be discharged and canceled upon payment of all the principal of, and premium, if any, and interest, if any, on the New Notes, redemption of all New Notes or deposit with the Trustee of funds or obligations issued or guarantied by the United States sufficient for such payment or redemption.

     (e) Statement as to Compliance.  The Guarantors and the Applicant are each
         --------------------------
required to furnish to the Trustee within 120 days after the close of each fiscal year an officers' certificate to the effect that a review of their respective activities has been made with a view to determining whether their obligations under the New Indenture and the New Notes have been complied with and as to whether the signers have obtained knowledge of any default in the fulfillment of any such obligation during such fiscal year. If the Applicant obtains knowledge of any such default, it is required promptly to notify the Trustee of such default and the action it is taking and proposes to take with respect thereto.

9.   Other Obligors.
     --------------

     The full performance of the New Notes and the New Indenture by the Applicant will be jointly and severally guarantied by the Guarantors, each of which is a wholly-owned direct operating Subsidiary of the Applicant. The complete mailing address of NM Homes One, Inc. and NM Homes Two, Inc. is: 2823 McGaw; Irvine, California; 92614.

     Contents of application for qualification.  This application for
     -----------------------------------------
qualification comprises--

     (a) Pages numbered 1 to 12, consecutively (and an attached Exhibit Index);

     (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified (to be filed by amendment); and

     (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee:

     Exhibit T3A*      Certificate of Formation of New Millennium Homes, LLC,
     -----------       currently in effect.

     Exhibit T3B*      Limited Liability Company Agreement of New Millennium
     -----------       Homes, LLC, as amended and currently in effect.


     Exhibit T3C       Form of Indenture among New Millennium Homes, LLC as
     -----------       issuer, NM Homes One, Inc., as Guarantor, NM Homes Two,
                       Inc. as Guarantor and U.S. Bank Trust National
                       Association, as Trustee. To be filed by amendment.

     Exhibit T3E.1*    Form of Exchange Offer and Consent Solicitation
     -------------     (including Annex I - Proposed Amendments).


     Exhibit T3E.2*    Form of Letter of Transmittal and Consent.
     -------------

     Exhibit T3E.3*    Form of Letter to Brokers.
     -------------

     Exhibit T3E.4*    Form of Letter from Brokers to Clients.
     -------------

     Exhibit T3E.5*    Notice of Guaranteed Delivery.
     -------------

     Exhibit T3E.6*    Form of Guidelines for Certification of Taxpayer
     -------------     Identification Number on Substitute Form W-9.

     Exhibit T3E.7     Supplement to Exchange Offer and Consent Solicitation,
     -------------     dated August 10, 2000.

     Exhibit T3F      Cross reference sheet showing the location in the New
     -----------       Indenture of the provisions inserted therein pursuant to
                       Sections 310 through 318(a), inclusive, of the Act (to be included as part of Exhibit T3C). To be filed by amendment.

_______________________

*   Previously filed.

                                   SIGNATURES

     Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, New Millennium Homes, LLC, a limited liability company organized and existing under the laws of Delaware, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Irvine, and State of California, on the 15th day of August, 2000.


     (SEAL)                   NEW MILLENNIUM HOMES, LLC

                              By: /s/ Greg R. Petersen
                                  ____________________________
                                  Greg R. Petersen
                                  President


     Attest: /s/ Greg R. Petersen
            _____________________________
              Greg R. Petersen
              President

                                 EXHIBIT INDEX


Exhibit No.                             Description
-----------                             -----------
Exhibit T3A*           Certificate of Formation of New Millennium Homes, LLC,
-----------            currently in effect.

Exhibit T3B*           Limited Liability Company Agreement of New Millennium
-----------            Homes, LLC, as amended and currently in effect.

Exhibit T3C            Form of Indenture among New Millennium Homes, LLC as
-----------            issuer, NM Homes One, Inc., as Guarantor, NM Homes Two,
                       Inc. as Guarantor and U.S. Bank Trust National
                       Association, as Trustee. To be filed by amendment.

Exhibit T3E.1*         Form of Exchange Offer and Consent Solicitation
-------------          (including Annex I - Proposed Amendments).

Exhibit T3E.2*         Form of Letter of Transmittal and Consent Form.
-------------

Exhibit T3E.3*         Form of Letter to Brokers.
-------------

Exhibit T3E.4*         Form of Letter from Brokers to Clients.
-------------

Exhibit T3E.5*         Notice of Guaranteed Delivery.
-------------

Exhibit T3E.6*         Form of Guidelines for Certification of Taxpayer
-------------          Identification Number on Substitute Form W-9.

Exhibit T3E.7          Supplement to Exchange Offer and Consent Solicitation,
-------------          dated August 10, 2000.

Exhibit T3F            Cross reference sheet showing the location in the New
                       Indenture of the provisions inserted therein pursuant to
                       Sections 310 through 318(a), inclusive, of the Act (to be
                       included as part of Exhibit T3C).  To be filed by
                       amendment.

______________________

*   Previously filed.